SULLIVAN & CROMWELL LLP TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 ______________________ LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

July 14, 2021
VIA EDGAR
Securities and Exchange Commission,
 Division of Investment Management,
 100 F Street, N.E.,
 Washington, D.C. 20549-4546.
Re:	The Swiss Helvetia Fund, Inc. Preliminary Proxy Statement File No. 811-05128

Dear Sir or Madam:
On behalf of The Swiss Helvetia Fund, Inc. (the “”), we hereby submit for filing the Fund’s preliminary proxy statement for us in connection with its 2021 Annual Meeting of Stockholders.  The reason for the preliminary proxy statement is the inclusion of proposal 3.

If you have questions regarding this filing, please contact the undersigned at (212) 558-4940 or by email (farrarw@sullcrom.com).

Very truly yours, /s/ William G. Farrar William G. Farrar